04012988

SembCorp Industries

Rule 12g3-2(b) File No. 825109

11 February 2004

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed is the announcement submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

PROCESSED
FEB 23 2004
THOMSON FINANCIAL

Yours faithfully

Linda Hoon Siew Kin (Ms)
Group Company Secretary

Enclosure

dlw 2/23

SEMBCORP INDUSTRIES LTD

Full Year Financial Statement and Dividend Announcement for the Period Ended December 31, 2003

FullYear03MasNet.pd

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 11/02/2004 to the SGX

SEMBCORP INDUSTRIES LTD & ITS SUBSIDIARIES
Full Year Financial Statement And Dividend Announcement for the Period Ended December 31, 2003.

The Board of Directors of SembCorp Industries Ltd wishes to announce the unaudited results of the Group for the the Period Ended December 31, 2003.

1(a)(i) Profit and Loss Statement of the Group.

	GROUP		
	FY03	**FY02** Restated	**+ / (-)**
	S$'000	**S$'000**	**%**
Turnover	**4,641,660**	**4,184,573**	**10.9**
Cost of sales	(4,144,718)	(3,756,884)	10.3
Gross profit	496,942	427,689	16.2
General & administrative expenses	(298,347)	(373,292)	(20.1)
Profit from operations	**198,595**	**54,397**	**265.1**
Non-operating income (net)	205,811	266,552	(22.8)
Interest expense	(79,233)	(93,521)	(15.3)
Profit before taxation, associates and joint ventures	**325,173**	**227,428**	**43.0**
Share of Results of:			
- Associates (See note 1a(iii))	104,173	26,176	298.0
- Joint ventures	41,288	37,274	10.8
Profit before taxation	**470,634**	**290,878**	**61.8**
Taxation (See note 1a (iv))	(88,207)	(54,368)	62.2
Profit After taxation	**382,427**	**236,510**	**61.7**
Minority Interest	(97,292)	(64,956)	49.8
Net profit attributable to shareholders	**285,135**	**171,554**	**66.2**
Comprising :			
Net Profit before exceptional items	183,685	161,484	13.7
Exceptional items (See note 1(a)(v))	101,450	10,070	907.4
Net profit attributable to shareholders	**285,135**	**171,554**	**66.2**
Group earnings per ordinary share (in cents)			
Before exceptional items			
-basic	10.09	8.96	12.6
-diluted	10.08	8.95	12.6
After exceptional items			
-basic	15.66	9.52	64.5
-diluted	15.64	9.50	64.6

N.M. : Not meaningful

1(a)(ii) Operating profits is arrived at after (charging)/crediting the following:

	GROUP	
	FY03	FY 02 Restated
	$'000	$'000
(a) Cost of Sales and General & Adminstrative expenses		
Depreciation and amortisation	(178,469)	(176,021)
Allowance made for doubtful debts & bad debts written off - net	(5,947)	(18,690)
Allowance written back/(made) for impairment in value of investments	2,954	(9,157)
Allowance made for impairment in value of property, plant and equipment and development property	(9,471)	(85,890)
Allowance made for foreseeable losses - exceptional items	-	(64,447)
Impairment loss on goodwill and intangible assets - exceptional items	-	(11,797)
(b) Non-operating income / (expenses) - net		
Gain on disposal in investments and businesses	120,685	213,240
Interest and other income	65,530	55,825
Profit on sale of property, plant & equipment	9,911	1,518

Figures have been restated for the financial effects arising from the accounting anormalities uncovered in SembLog India. The net impact amounted to a reduction of $6.8m to the Group's PATMI in 2002.

1(a)(iii) Share of Results of Associates

The Group's share of Results of Associates in 2002 has been affected by an impairment loss on goodwill of $48.4m recognised by a significant foreign listed associate, Kuehne & Nagel International AG. For the preparation of FY2003 results, management has used its best estimate of this associate's performance.

1(a)(iv) There was no significant adjustment for under or overprovision of tax in respect of prior years.

1(a)(v) Exceptional item in 2003.

	$'000
Gain on disposal :	
- associates	107,784
- subsidiaries and businesses	(1,702)
	106,082
Tax	(4,632)
Net exceptional items	**101,450**

1(b)(i) Balance Sheets.

	GROUP		COMPANY	
	As at 31/12/2003	As at 31/12/2002 Restated	As at 31/12/2003	As at 31/12/2002
	$000	$000	$000	$000
Non-current assets				
Property, plant & equipment	2,514,223	2,163,764	1,193	838
Investments in subsidiaries	-	-	2,851,529	2,691,029
Interests in associates	595,052	562,836	-	-
Interests in joint ventures	250,614	270,975	-	-
Other financial assets	126,346	141,491	90	90
Long term receivables and prepayments	317,675	388,154	-	-
Intangible assets	129,484	52,339	-	-
Deferred tax assets	15,173	5,326	-	-
	3,948,567	3,584,885	2,852,812	2,691,957
Current assets				
Inventories and work-in-progress	656,118	621,475	-	-
Trade and other receivables	1,336,791	1,316,156	266,011	357,977
Other financial assets	1,638	1,798	-	-
Cash & cash equivalents	679,000	482,059	18,907	16,241
	2,673,547	2,421,488	284,918	374,218
Current liabilities				
Trade and other payables	1,476,963	1,524,047	1,396,141	1,294,501
Excess of progress billings over work in progress	132,591	95,528	-	-
Provisions	269,350	256,183	-	-
Employee benefits	3,542	809	1,684	809
Current tax payable	78,598	97,154	-	-
Interest-bearing borrowings	682,049	368,187	100,000	-
	2,643,093	2,341,908	1,497,825	1,295,310
Net current assets / (liabilities)	30,454	79,580	(1,212,907)	(921,092)
Non-current liabilities				
Deferred taxation liabilities	117,203	83,780	195	195
Provisions	43,170	-	-	-
Employee Benefits	49,831	5,210	554	333
Interest-bearing borrowings	1,252,251	1,265,909	400,000	500,000
Other long-term liabilities	132,873	170,231	-	-
	1,595,328	1,525,130	400,749	500,528
	2,383,693	2,139,335	1,239,156	1,270,337
Share Capital	455,429	455,215	455,429	455,215
Reserves	1,260,247	1,048,460	783,727	815,122
	1,715,676	1,503,675	1,239,156	1,270,337
Minority Interests	668,017	635,660	-	-
	2,383,693	2,139,335	1,239,156	1,270,337

Figures have been restated for the financial effects arising from the accounting anormalities uncovered in SembLog India.

1(b)(ii) Aggregate amount of the Group's borrowings and debt securities.

Amount repayable in one year or less, or on demand.

As at 31/12/2003		As at 31/12/2002	
Secured $'000	Unsecured $'000	Secured $'000	Unsecured $'000
117,290	614,426	100,350	307,659

Amount repayable after one year.

As at 31/12/2003		As at 31/12/2002	
Secured $'000	Unsecured $'000	Secured $'000	Unsecured $'000
824,380	497,181	712,463	694,751

Details of any collateral.

The Group's borrowings are secured by various assets: mainly property, plant and equipment, with carrying values amounting to $1,253 million.

1(c) Consolidated cash flow statements of the Group.

	GROUP FY03	FY02 Restated
Cash flows from Operating Activities	**$'000**	**$'000**
Profit before tax and minority interests	470,634	290,878
Adjustment for:		
Dividend and interest income	(24,093)	(23,895)
Interest expense	79,233	93,521
Depreciation and Amortisation	178,469	176,021
Share of results of associated companies and joint ventures	(145,461)	(63,450)
Profit on sales of property, plant and equipment	(9,911)	(1,518)
(Gain)/Loss on disposal of subsidiaries	2,173	(167,951)
(Gain)/ loss on disposal of associates, joint ventures & investments	(122,858)	(45,289)
Allowance made for doubtful debts made (net)	5,947	12,948
Other provisions made (net)	11,730	4,167
Allowance made & written off for inventory and foreseeable losses (net)	292	70,352
Allowance made for impairment loss (net)	3,317	93,359
Operating profit before working capital changes	449,472	439,143
Changes in working capital:		
Inventories and work-in-progress	6,608	(55,452)
Receivables	48,018	131,459
Payables	(240,402)	156,610
Balances with related parties	137,210	(71,092)
	400,906	600,668
Income tax paid	(63,527)	(70,829)
Net cash (outflow)/inflows from operating activities	337,379	529,839
Cash flows from Investing Activities		
Dividend and interest received	70,606	60,159
Return of capital from associates and joint ventures	2,531	5,921
Proceeds from disposal of subsidiaries, net of cash disposed	7,237	222,748
Proceeds from disposal of associates and joint ventures	143,568	91,124
Proceeds from disposals of Investments	25,279	37,209
Proceeds from disposal of property, plant and equipment	25,553	27,163
Acquisition/additional interest in subsidiaries and business, net of cash acquired	(383,371)	(88,912)
Acquisition/additional investments in associates and joint ventures	(38,482)	(32,327)
Acquisition of other long term investments	(12,638)	(30,744)
Purchase of property, plant and equipment	(146,350)	(192,360)
Long term balances with related parties	(37,478)	32,624
Long term receivables	38,117	(62,123)
Net cash inflow/ (outflow) from investing activities	(305,428)	70,482
Cash flows from Financing Activities		
Proceeds from/(expenses on) share issue	902	339,459
Proceeds from share issue to minority shareholders of subsidiaries	714	9,908
Net increase/(decrease) in bank borrowings	345,594	(676,076)
Net increase/(decrease) in other long term liablities	22,912	(19,701)
Dividend paid to shareholders of the Company	(92,335)	(42,608)
Dividends paid to minority shareholders of subsidiaries	(24,236)	(50,323)
Fixed deposits pledged with a bank for banking facilities	(1,885)	(53,831)
Interest paid	(78,271)	(93,060)
Net cash inflow/ (outflow) from financing activities	173,395	(586,232)
Net increase in cash and cash equivalents	205,346	14,089
Cash and cash equivalents at beginning of period	416,376	402,054
Effects of exchange rate changes on cash and	1,466	233
Cash and cash equivalents at end of period	623,188	416,376

1(d)(i) Statements of Changes in Equity.

GROUP	Share Capital $'000	Share Premium $'000	Merger Reserve $'000	Capital Reserve $'000	Currency Translation Reserve $'000	Accumulated Profits $'000	Total $'000
FY03							
At 1/1/2003, as previously reported	455,215	291,941	29,201	31,195	29,917	677,953	1,515,422
Prior years' adjustments	-	-	-	-	372	(12,119)	(11,747)
At 1/1/2003, restated	455,215	291,941	29,201	31,195	30,289	665,834	1,503,675
Issue of shares under Executives' Share Option Scheme	214	688	-	-	-	-	902
Share of reserves of associates	-	-	-	-	-	(12,628)	(12,628)
Foreign currency translation difference	-	-	-	-	42,649	-	42,649
Realisation of reserve upon disposal of subsidiary, associates and changes in group structure	-	-	-	4,705	(5,660)	(10,767)	(11,722)
Profit for the period	-	-	-	-	-	285,135	285,135
Dividend paid	-	-	-	-	-	(92,335)	(92,335)
At 31/12/2003	**455,429**	**292,629**	**29,201**	**35,900**	**67,278**	**835,239**	**1,715,676**
FY02							
At 1/1/ 2002, as previously reported	401,586	6,111	29,201	19,710	29,125	539,978	1,025,711
Prior years' adjustments					90	(5,340)	(5,250)
At 1/1/2002, restated	401,586	6,111	29,201	19,710	29,215	534,638	1,020,461
Issues of shares under Equity Placement	53,475	285,203	-	-	-	-	338,678
Issue of shares under Executives' Share	154	627	-	-	-	-	781
Share of reserves of associates	-	-	-	35	-	-	35
Realisation of reserve upon disposal of associates and changes in group structure	-	-	-	(7,718)	649	2,250	(4,819)
Goodwill on acquistion of subsidiary previously written off against reserves now charged to profit and loss account	-	-	-	19,390	-	-	19,390
Utilisation of premium on redemption of bonds	-	-	-	(222)	-	-	(222)
Foreign currency translation difference	-	-	-	-	425	-	425
Profit for the period	-	-	-	-	-	171,554	171,554
Dividend paid	-	-	-	-	-	(42,608)	(42,608)
At 31/12/2002	**455,215**	**291,941**	**29,201**	**31,195**	**30,289**	**665,834**	**1,503,675**

COMPANY	Share Capital $'000	Share Premium $'000	Accumulated Profits $'000	Total $'000
FY03				
At 1/1/2003	455,215	291,941	523,181	1,270,337
Issue of shares under Executives' Share	214	688	-	902
Profit for the period	-	-	60,252	60,252
Dividend paid	-	-	(92,335)	(92,335)
At 31/12/2003	**455,429**	**292,629**	**491,098**	**1,239,156**
FY02				
At 1/1/2002	401,586	6,111	515,016	922,713
Issues of shares under Equity Placement	53,475	285,203	-	338,678
Issue of shares under Executives' Share	154	627	-	781
Profit for the period	-	-	50,773	50,773
Dividend paid	-	-	(42,608)	(42,608)
At 31/12/2002	**455,215**	**291,941**	**523,181**	**1,270,337**

1(d)(ii) Changes in the Company's share capital.

During the period, the Company issued 853,557 ordinary shares of $0.25 each for cash upon the exercise of the options under the Company's Executives' Share Option Scheme.

As at December 31, 2003, the Company's issued and paid up capital comprises 1,821,715,064 (December 31, 2002: 1,820,861,507) ordinary shares of $0.25 each. In addition, there were:

(i) 62,946,653 (December 31, 2002: 52,970,794) unissued ordinary shares of $0.25 each under options granted to eligible employees and directors under the Company's Executives' Share Option Scheme; and

(ii) no warrants (December 31, 2002: 106,950,000 warrants carrying the right to subscribe for 106,950,000 ordinary shares of $0.25 each at an exercise price of $1.7334.).

2. Whether the figures have been audited or reviewed and in accordance with which auditing standard or practice.

The figures have not been audited or reviewed.

3. Where the figures have been audited or reviewed, the auditors' report (including any qualifications or emphasis of a matter).

Not applicable.

4. Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied.

Except as mentioned in Section 5 below, the Group has adopted the same accounting policies and method of computation in the financial statements for the current reporting period compared with the audited financial statements for the year ended December 31, 2002.

5. If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change.

The financial statements are prepared in accordance with Singapore Financial Reporting Standards (FRS) including related interpretations promulgated by the Council on Corporate Disclosure and Governance.

The financial statements were previously prepared in accordance with Singapore Statements of Accounting Standard (SAS). The transition from SAS to FRS did not give rise to any adjustments to the opening balances of revenue reserves of the prior and current years or changes in comparatives.

6. Earnings per ordinary share of the Group.

	FY03	FY02 Restated	+ / (-) %
Earnings per ordinary share of the group for the financial year based on net profit attributable to shareholders:-			
(i) Based on the weighted average number of shares (in cents)	15.66	9.52	64.5
- Weighted average number of shares (in million)	1,821.20	1,802.90	1.0
(ii) On a fully diluted basis (in cents)	15.64	9.50	64.6
- Adjusted Weighted average number of shares (in million)	1,822.80	1,805.20	1.0

7. Net asset value of the Group.

	FY03	FY02 Restated	+ / (-) %
Net asset value per Ordinary Share based on issued share capital at the end of the financial period (in cents)	94.18	82.58	14.0

8. **Review of Group performance.**

Table 1

Turnover (exclude inter-segment)	**FY03**	**FY02**		**+/(-)**
	$'m	**$'m**		**%**
Utilities	1,933.0	1,071.9		80.3
Engineering & Construction (E&C)	802.8	857.6		(6.4)
Environmental Engineering (Enviro)	189.8	135.0		40.6
Logistics	465.2	428.9	*	8.5
Marine Engineering (Marine)	1,061.7	1,006.9		5.4
Others	179.8	680.5		(73.6)
Corporate	9.4	3.8		147.4
	4,641.7	4,184.6		10.9

Table 2

Profit / (Loss) after tax & minority interest	**FY03**	**FY02**		**+/(-)**
	$'m	**$'m**		**%**
Utilities	98.3	54.3		81.0
Engineering & Construction (E&C)	0.6	(127.0)		NM
Environmental Engineering (Enviro)	12.5	9.2		35.9
Logistics	55.9	18.4	*	203.8
Marine Engineering (Marine)	49.0	57.3		(14.5)
Others	9.0	(9.7)		NM
Corporate	59.8	169.0		(64.6)
	285.1	171.5		66.2

* Restated

Overview

The Group recorded a strong Profit After Tax and Minority Interest (PATMI) of $285.1 million, up 66% from the previous year, despite a difficult operating environment and volatile market.

This 66% growth was driven by the strong performance of existing businesses, contributions from new subsidiaries acquired during the year and divestment gains.

Return on Equity (ROE) was a healthy 18% and Earnings per Share (EPS) was up 65% to 15.7 cents. As at December 31 2003, the Net Asset Value was strengthened to 94 cents per share from 83 cents per share end 2002.

Turnover

Turnover grew by 11% in 2003, mainly due to strong operating performance of Utilities and new acquisitions by Utilities, Enviro and Marine. This high growth was partially offset by the divestment of non-core businesses like the building material group of companies and Singapore Food Industries (end last year). E&C's turnover was lower, in line with the strategy to refocus on process engineering projects.

8. Review of Group performance (Cont'd)

PATMI

PATMI increased by 66% to $285.1m. Earnings growth was driven by Utilities, Enviro and Logistics. Utilities' PATMI grew by 81%, Enviro's by 36%, while Logistics' PATMI was up 204% over FY2002. The main contributors to the Group's earnings are Utilities, Logistics and Marine Engineering, which together contributed to 71% of Group's PATMI.

The core business units within Utilities, including its new UK operation as well as the Energy business performed strongly and contributed to the 81% growth in PATMI from Utilities. The Offshore Engineering division contributed about 18% of Utilities PATMI in 2003, despite keen competition.

E&C contributed a slight profit of $0.6m to the Group's PATMI in 2003. Enviro's PATMI has been enhanced by its new acquisitions.

Share of PATMI from Logistics grew from its main earnings driver (Supply Chain Management business) and income derived from exchange gains. Share of Marine's PATMI was lower at $49.0m due to a decline in its ship repair business which was affected by SARS and deferred dockings as a result of high freight rates. As compared with 2002, there was no EI gain in 2003.

The Group also realized significant divestment gains of $101.5m in 2003. The Group's improvement in PATMI also came from lower interest expense (by $14.3m) mainly due to refinancing of certain loans at lower interest rates.

EVA

2003 EVA was $88.6m, an improvement of $178.8m over last year of -$90.2m.

9. Variance from a forecast, or a prospect statement.

There has been no significant variance in the performance of the Group as compared to previous statements.

10. Prospects.

With the acquisitions and restructuring efforts, the Group now has a larger base of stable earnings underpinned by long term contracts and customer alliances and growth businesses with earnings upside. Full year contributions from new investments by Utilities, Logistics and Enviro will enhance the growth of these three businesses.

The operating performance of our businesses in 2004 is expected to be better than in 2003, assuming no adverse impact from current uncertainties such as that posed by terrorism and the outbreak of diseases.

Performance in 2004 will continue to be underpinned by Utilities, Logistics and Marine.

11. **Dividend**

(a) Current Financial Period Reported On

Any dividend declared for the current financial period reported on?

Name of Dividend	Proposed Final Ordinary	Special Interim Paid	Total
Dividend Type	Cash	Cash	Cash
Dividend Amount (cents per Share)	5.0	2.0	7.0
Dividend Rate (in %)	20%	8%	28%
Par value of shares	$0.25	$0.25	$0.25
Tax Rate	22%	22%	22%

(b) Corresponding Period of the Immediately Preceding Financial Year

Any dividend declared for the corresponding period of the immediately preceding financial year?

Name of Dividend	Final	Special	Total
Dividend Type	Cash	Cash	Cash
Dividend Amount (cents per Share)	3.0	1.5	4.5
Dividend Rate (in %)	12%	6%	18%
Par value of shares	$0.25	$0.25	$0.25
Tax Rate	22%	22%	22%

(c) Date payable

The proposed final dividend of 5.0 cents per ordinary share, if approved at the AGM to be held on April 30, 2004, will be paid on May 21, 2004.

(d) Books closure date

Registrable Transfers received by the Company's Registrar, M&C Services Private Limited at 138 Robinson Road #17-00 The Corporation Office, Singapore 068906, up to 5.00 pm on May 6, 2004 will be registered before entitlements to the dividend are determined. The Register of Transfer and the Register of Members of the Company will be closed from May 7, 2004 to May 10, 2004, both dates inclusive, for payment of dividend.

12. Segmental Reporting.

FY 2003 BUSINESS SEGMENT	Utilities	E&C	Enviro	Logistics	Marine	Others	Corp-orate	Eliminat-ion	Total
	$'m	$'m	$'m	$'m	$'m	$'m	$'m	$'m	$'m
Revenue and expenses									
Total revenue from external customers	1,933.0	802.8	189.8	465.2	1,061.7	179.8	9.4	-	4,641.7
Inter-segment revenue	17.4	15.0	2.4	0.7	6.3	13.8	16.4	(72.0)	-
Total revenue	1,950.4	817.8	192.2	465.9	1,068.0	193.6	25.8	(72.0)	4,641.7
Segment results	151.0	(3.6)	6.0	62.0	73.9	20.7	71.0	-	381.0
Interest Income	6.8	0.7	0.1	0.6	14.2	1.4	12.3	(12.7)	23.4
Interest Expense	(46.1)	(0.7)	(0.2)	(4.4)	(2.6)	(13.1)	(24.8)	12.7	(79.2)
	111.7	(3.6)	5.9	58.2	85.5	8.9	58.5	-	325.1
Share of results of associates	5.7	(1.7)	10.7	76.0	7.9	5.6	-	-	104.2
Share of results of joint ventures	25.1	-	-	2.1	0.1	14.0	-	-	41.3
	142.5	(5.3)	16.6	136.3	93.5	28.5	58.5	-	470.6
Taxation									(88.2)
Minority Interest									(97.3)
Net profit for the period									285.1
Assets & Liabilities FY2003									
Segment assets	1,964.3	493.7	129.2	356.9	1,050.7	816.2	542.4	(596.4)	4,757.0
Investment in associates	33.7	6.6	72.5	390.7	47.8	39.7	4.1	-	595.1
Investment in joint ventures	72.2	-	-	6.0	0.1	63.0	109.3	-	250.6
Interest Bearing Assets	313.1	66.7	5.0	26.5	458.0	125.1	589.0	(661.6)	921.8
Unallocated Assets									97.6
Total assets									6,622.1
Segment liabilities	611.6	490.2	29.6	140.5	416.9	488.8	426.2	(596.4)	2,007.4
Interest Bearing Liabilities	1,178.3	39.4	6.7	201.6	104.9	274.0	891.9	(661.6)	2,035.2
Unallocated Liabilities									195.8
Total liabilities									4,238.4
Capital Expenditure	63.7	4.1	12.7	28.2	32.6	3.8	1.2	-	146.4
Significant non-cash items									
Depreciation and amortisatic	68.1	18.8	8.2	15.4	36.9	21.1	9.9	-	178.5
Other non-cash items (including provisions, loss on disposal and exchange differences)	20.9	17.0	1.0	11.0	8.5	8.7	25.9	-	93.0
GEOGRAPHICAL SEGMENT									
Revenue									
Singapore	1,108.0	594.2	166.9	330.0	273.6	88.6	24.8	(55.6)	2,530.5
Rest of Asia	148.6	181.5	25.3	113.4	116.3	104.7	1.0	(16.4)	674.4
Europe	608.2	20.0	-	0.7	351.7	0.2	-	-	980.8
Others	85.6	22.1	-	21.8	326.4	0.1	-	-	456.0
	1,950.4	817.8	192.2	465.9	1,068.0	193.6	25.8	(72.0)	4,641.7

12. Segmental Reporting (Cont'd)

FY2002

BUSINESS SEGMENT	Utilities	E&C	Enviro	Logistics*	Marine	Others	Corp-orate	Eliminat-ion	Total
	$'m	$'m	$'m	$'m	$'m	$'m	$'m	$'m	$'m
Revenue and expenses									
Total revenue from external customers	1,071.9	857.6	135.0	428.9	1,006.9	680.5	3.8	-	4,184.6
Inter-segment revenue	16.7	30.7	1.5	1.6	4.6	104.7	15.2	(175.0)	-
Total revenue	1,088.6	888.3	136.5	430.5	1,011.5	785.2	19.0	(175.0)	4,184.6
Segment results	77.9	(130.8)	1.6	52.3	94.8	25.5	176.1		297.4
Interest Income	4.7	0.7	0.1	0.9	14.5	3.5	13.7	(14.6)	23.5
Interest Expense	(38.9)	(1.1)	(0.2)	(4.7)	(0.7)	(29.0)	(33.5)	14.6	(93.5)
	43.7	(131.2)	1.5	48.5	108.6	(.0)	156.3	-	227.4
Share of results of associates	7.0	0.3	9.8	8.9	5.8	(5.6)	-		26.2
Share of results of joint ventures	19.3	-	-	0.8	0.3	16.9	-	-	37.3
	70.0	(130.9)	11.3	58.2	114.7	11.3	156.3	-	290.9
Taxation									(54.4)
Minority Interest									(65.0)
Net profit for the period									171.5
Assets & Liabilities									
FY2002									
Segment assets	1,356.2	639.5	96.9	316.2	1,046.1	933.6	203.4	(223.2)	4,368.7
Investment in associates	30.8	1.3	57.7	312.6	61.4	83.4	15.6	-	562.8
Investment in joint ventures	71.3	-	-	4.1	29.6	54.5	111.5	-	271.0
Interest Bearing Assets	162.4	15.5	5.4	31.9	386.0	121.8	773.2	(767.9)	728.3
Unallocated Assets									75.6
Total assets									6,006.4
Segment liabilities	320.5	594.7	18.0	131.1	433.6	319.6	293.5	(223.2)	1,887.8
Interest Bearing Liabilities	929.7	19.1	3.4	179.0	27.9	791.8	615.3	(767.9)	1,798.3
Unallocated Liabilities									180.9
Total liabilities									3,867.0
Capital Expenditure	52.4	34.8	8.9	17.5	14.4	53.1	1.0	-	182.1
Significant non-cash items									
Depreciation and amortisatic	47.0	21.7	10.8	14.1	35.0	37.7	9.7	-	176.0
Other non-cash items (including provisions, loss on disposal and exchange differences)	11.5	86.5	0.3	8.4	27.5	11.5	26.5	-	172.2
GEOGRAPHICAL SEGMENT									
Revenue									
Singapore	724.7	632.2	136.5	305.2	142.0	503.6	18.8	(172.8)	2,290.2
Rest of Asia	167.3	124.1	-	103.1	99.3	155.4	0.2	(1.1)	648.3
Europe	123.2	110.2	-	0.4	299.8	113.8	-	0.0	647.4
Others	73.4	21.8	-	21.8	470.4	12.4	-	(1.1)	598.7
	1,088.6	888.3	136.5	430.5	1,011.5	785.2	19.0	(175.0)	4,184.6

* Restated

13. **In the review of performance, the factors leading to any material changes in contributions to turnover and earnings by the business or geographical segments.**

Please refer to Note 8 for analysis by business segments.

14. **A breakdown of sales.**

		GROUP 2003 $'000	2002 ** $'000	+ / (-) %
(i)	Sales reported for first half year	2,074,503	1,975,030	5%
(ii)	Operating profit / loss after tax before deducting minority interests reported for first half year	205,938	134,818	53%
(iii)	Sales reported for second half year	2,567,157	2,226,891	15%
(iv)	Operating profit / loss after tax before deducting minority interests reported for second half year	176,489	112,694	57%

** As the financial effects of the investigtion on the accounting anomalies of SembLog India were not analysed by the half year, no restatement has been made to the 1H2002 & 2H2002 comparatives.

15. **A breakdown of the total annual dividend (in dollar value) paid in 2003 and 2002.**

Total Annual Dividend paid to Ordinary shareholders

	Latest Full Year (2003) $'000	Previous Full Year (2002) $'000
Special		
- in respect of 2003	21,308	-
- in respect of 2002	28,411	-
Final in respect of prior year	42,616	42,608
Total:	**92,335**	**42,608**

16. Interested Parties Transactions

	Aggregate value of all interested person transactions conducted under a shareholders' mandate pursuant to Rule 920 of the SGX Listing Manual (excluding transactions less than $100,000) YTD 2003 $'000
Sale of Goods and Services	
Temasek Holdings (Private) Limited and its Associates	
- Tuas Power/Power Seraya [1]	285,746
- Singapore Power Ltd and its Associates	14,342
- Temasek Capital (Private) Limited and its Associates	5,082
- PSA Corporation Limited and its Associates	3,259
- Media Corporation of Singapore Pte Ltd and its Associates	1,805
- Singapore Technologies Pte Ltd and its Associates	1,243
- National University Hospital (S) Pte Ltd and its Associates	172
	311,649
Singapore Petroleum Company Limited and its Associates	37,837
ST Engineering Ltd and its Associates	25,718
ST Assembly Test Services Ltd and its Associates	13,920
Singapore Airlines Limited and its Associates	5,231
Keppel Corporation Limited and its Associates	894
Singapore Food Industries Ltd and its Associates	601
CWT Distribution and its Associates	501
SNP Corporation Ltd and its Associates	277
Capitaland Limited and its Associates	112
SIA Engineering Co Ltd and its Associates	73
	396,813
Purchases of Goods and Services	
Temasek Holdings (Private) Limited and its Associates	
- Temasek Capital (Private) Limited and its Associates [2]	226,819
- Singapore Power Ltd and its Associates	3,212
- Singapore Technologies Pte Ltd and its Associates	2,513
- PSA Corporation Limited and its Associates	128
	232,672
Singapore Petroleum Company Limited and its Associates	48,677
ST Engineering and its Associates	2,349
Singapore Computer Services Ltd and its Associates	105
	283,803
Treasury (Balances as at 31 Dec)	
Subscription of Debt Securities	
Singapore Technologies Pte Ltd and its Associates	20,267
Total Interested Person Transactions	**700,883**

Note

[1] This relates mainly to the sale of gas by SembCorp Gas Pte Ltd [3] to Tuas Power and Power Seraya for the generation of electricity.

[2] This relates mainly to the purchase of gas from SembCorp Gas Pte Ltd [3] by SembCorp Cogen Pte Ltd for the generation of electricity.

[3] SembCorp Gas Pte Ltd is a joint venture of the Group which became a Subsidiary in December 2003.

[4] There are no transactions which are not conducted under the shareholders' mandate pursuant to Rule 920 of the SGX Listing Manual during the period January 1, 2003 to December 31, 2003.

BY ORDER OF THE BOARD

Linda Hoon Siew Kin (Ms)
Group Company Secretary
Feburary 11, 2004

SEMBCORP INDUSTRIES LTD

SEMBCORP INDUSTRIES DELIVERS 66% GROWTH IN FY2003 NET EARNINGS, 56% INCREASE IN DIVIDENDS

SembCorp Industries delivered a strong FY2003 Profit After Tax and Minority Interest (PATMI) growth of 66% to reach $285.1 million. Return on Equity (ROE) was a healthy 18% and Earnings per Share (EPS) was up 65% to 15.7 cents.

Earnings growth was driven by Utilities, Logistics and Environmental Engineering. Utilities' PATMI grew by 81%, Environmental Engineering's by 36%, while Logistics' PATMI was up 204% over FY2002.

A final ordinary gross dividend of 20% (5 cents per share) has been proposed. Together with the 8% (2 cents per share) special gross dividend already paid in 2003, this total gross dividend of 28% (7 cents per share) is 56% higher than the dividend of 4.5 cents for FY2002.

Deputy Chairman and CEO Wong Kok Siew said: "We delivered a net profit of $285.1 million for FY2003, growing 66 per cent over FY2002 despite the relatively difficult and volatile market in 2003.

"What has emerged clearly from this set of results is the strength of our businesses, the value accretive acquisitions made by the Company during the year and the success of our business restructuring efforts. Our businesses have strong growth potential and our earnings are underpinned by long-term contracts and customer alliances.

"In the year ahead, we expect the operating performance of our businesses to be better than 2003 as we continue to focus on growing our markets and income in our businesses. Our management target for 2004 is to grow our PATMI excluding exceptionals by 12% to 16% over that of 2003.

"This, of course assumes no adverse impact from the current uncertainties such as that posed by terrorism and the outbreak of diseases such as SARS and bird flu."

HIGHLIGHTS

Delivered solid performance and growth

- FY2003 Turnover of $4.6bn, up 11% from FY2002 of $4.2bn
- FY2003 PATMI of $285.1m, up 66% from FY2002 of $171.6m
- FY2003 PATMI excluding EI of $183.6m, up 14% from FY2002 of $161.5m
- ROE at 18%, exceeding management target of 12%

Created value for shareholders

- Business restructuring and divestments resulting in EI gains of $101.5m
- Proposed total dividend of 7 cents per share (5 cents ordinary & 2 cents special) for 2003 – 56% higher than 2002

Maintained a healthy balance sheet

- Interest Cover at 7x

Sustainable growth for the future

- Earnings underpinned by core businesses with stable earnings and growth upside
- Group orderbook (excl. long-term contracts in Utilities & Logistics) is $3.4bn

- End -

Please note: This release is a summary of the FY2003 results released by SembCorp Industries and it should be read in conjunction with the Full Year Financial Statement for 2003 and the related presentation materials filed by the company on Masnet.

For media and analysts' enquiries, please contact:

Ng Lay San
Senior Manager
Group Corporate Relations
Tel: +65 6723 3150
Fax: +65 6822 3240
Email: laysan@sembcorp.com.sg
Website: www.sembcorp.com.sg

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 11/02/2004 to the SGX

MASNET No. 29 OF 11.02.2004
Announcement No. 29

SEMBCORP INDUSTRIES LTD

Rule 12g3-2(b)file No.825109

FY2003 RESULTS PRESENTATION SLIDES

FY2003 results slides-final.pc

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 11/02/2004 to the SGX

Solid Performance & Growth

FY2003 Results



SembCorp Industries

February 11, 2004

Scope Of Presentation

- CEO's Report
- Financial Review
- Operations Review
- Outlook & Prospects
- Focus on Utilities

SembCorp Industries

CEO REPORT

By Wong Kok Siew

Dy Chairman & CEO, SembCorp Industries

Solid Performance & Growth

In FY2003, SembCorp Industries has:-

- **Delivered solid performance & growth**
  - Turnover of $4.6bn, up 11% from FY2002 of $4.2bn
  - PATMI of $285.1m, up 66% from FY2002 of $171.6m
  - PATMI excl. EI of $183.6m, up 14% from FY2002 of $161.5m
  - ROE at 18%, exceeding management target of 12%

- **Created value for shareholders**
  - business restructuring and divestments resulting in EI gains of $101.5m
  - proposed total dividend of 7 cents per share (5 cents ordinary & 2 cents special) for 2003 - 56% higher than 2002

Solid Performance & Growth

- **Maintained a healthy balance sheet**
  - net borrowing maintained at $1.37bn despite significant acquisitions
  - net gearing at 0.6x
  - interest cover at 7x

- **Sustainable growth for the future**
  - earnings underpinned by core businesses with stable earnings and growth upside
  - group orderbook (excl. long-term contracts in Utilities & Logistics) is $3.4bn

Profit Growth


PATMI ($'m)
350
300
250
200
150
100
50
0
3-Year CAGR = 35.1%
116
172
172
285
2000
2001
2002
2003

2003 PATMI

⇧ 66%

Strong growth of 35% CAGR for 3 years

SembCorp Industries

High Returns


ROE (%)
20
18
16
14
12
10
8
6
4
2
0
11
18
14
18
2000
2001
2002
2003
ROE 12% target

2003 ROE

18%

Returns exceeded target

SembCorp Industries

Creating Value for Shareholders

Share Price Performance
SembCorp Industries vs STI (Jan - Dec 2003)



200%
175%
150%
125%
100%
75%
50%
SCI
STI
1-Jan-03
17-Jan-03
4-Feb-03
20-Feb-03
10-Mar-03
26-Mar-03
11-Apr-03
29-Apr-03
15-May-03
2-Jun-03
18-Jun-03
4-Jul-03
22-Jul-03
7-Aug-03
25-Aug-03
10-Sep-03
26-Sep-03
14-Oct-03
30-Oct-03
17-Nov-03
3-Dec-03
19-Dec-03



EPS (cents)
20
15
10
5
0
9.5
15.7
2002
2003

SCI share price outperformed the STI by 29%

2003 EPS up by 65%

SembCorp Industries

Stable Earnings, Growth Upside

Stable Earnings

Long-term contracts

&

Customer Alliances

&

Orderbook

Earnings Upside from Growth Businesses

Utilities

&

Logistics

SCI has businesses with stable earnings and growth upside

Stable Earnings, Growth Upside

STABLE EARNINGS

Long-term contracts

- Long-term contracts provide stable baseload earnings
  - Utilities - integrated utilities and gas contracts (10 - 22 years)
  - Logistics - government contracts (up to 19 years)
  - Environmental Engineering - municipal contracts (5 - 7 years)

Customer alliances

- SembMarine's alliance partnerships provide baseload orderbook and steady earnings and cash flow

Orderbook

- Group orderbook healthy at $3.4bn, stretching into 2007

Stable Earnings, Growth Upside

EARNINGS UPSIDE FROM GROWTH BUSINESSES

<u>Utilities</u>

- Consistent double-digit growth in profit
- Continued focus on growth in Singapore and overseas
- Expansion through leveraging client relationships

<u>Logistics</u>

- Consistent double-digit growth in profit
- Focus on China and India
- Target to achieve average 70% EBIT growth from North Asia over next 3 years
- Well-positioned for growth in fast-growing logistics space

Creating Value through Business Restructuring

DIVESTMENT GAINS → **EFFECTIVE DEPLOYMENT OF CAPITAL** ← **OPERATING CASH FLOW**

EFFECTIVE DEPLOYMENT OF CAPITAL → **INVEST FOR GROWTH**

Utilities
- Building strength in Utilities through SUTL and China investments

Logistics
- Establishing Asia-Pacific logistics supply chain management network

Marine Engineering
- Upping stake in PPL to grow offshore business

Increase in 2003 profits due to business restructuring efforts

SembCorp Industries

Dividends Increase by 56%

- Board of Directors recommend a 20% (5 cents per share) and 8% (2 cents per share) special dividend for 2003
- This 28% 7 cents gross dividend is a 56% increase over 2002
- 35% of PATMI payable to shareholders, while continuing to invest in future performance
- Represents dividend yield of 5.6% (based on Dec 31, 2003 closing share price)

Steadily increasing dividends



Net Dividend ($'m)
120
100
80
60
40
20
0
37.6
63.9
99.5
2001
2002
2003

SembCorp Industries

FINANCIAL REVIEW

By Lim Joke Mui
Group CFO, SembCorp Industries

SembCorp Industries

Profit & Loss

$M	FY03	FY02	Δ%
Turnover	4,641.7	4,184.6	11
EBITDA	582.9	497.0	17
Profit Before Tax	470.6	290.9	62
PATMI	285.1	171.6	66

PATMI grew 66% to $285.1m

Contribution to Turnover

$M	FY03	FY02	Δ%
Utilities	1,933.0	1,071.9	80
Engineering & Construction	802.9	857.6	(6)
Environmental Engineering	189.8	135.0	41
Logistics	465.2	428.9	8
Marine Engineering	1,061.6	1,006.9	5
Others	189.2	684.3	(72)
TOTAL	**4,641.7**	**4,184.6**	**11**

Good topline growth by Utilities and Env. Engineering

SembCorp Industries

Contribution to Turnover (%) – by geographical areas


Rest of Asia 14
Others 10
Singapore 55
Europe 21

FY03
Total Turnover - $4.6bn


Rest of Asia 16
Others 14
Singapore 55
Europe 15

FY02
Total Turnover - $4.2bn

45% of Turnover from overseas

SembCorp Industries

Contribution to PATMI

$M	FY03	FY02	△%
Utilities	98.3	54.3	81
Engineering & Construction	0.6	(127.0)	NM
Environmental Engineering	12.5	9.2	36
Logistics	55.9	18.4	204
Marine Engineering	49.0	57.4	(15)
Others	68.8	159.3	(57)
	285.1	**171.6**	**66**

Utilities, Logistics and Marine Engineering main contributors to PATMI. Utilities now contributes 34% of Group PATMI

SembCorp Industries

Exceptional Items

$M	2003
Cathay International Water disposal	77.2
PacNet disposal	16.5
Theme Parks	9.5
Norfolk mansion disposal	8.6
Building Material Group disposal	(10.3)
	101.5

Substantial gains from business restructuring & divestment

Capex 2003

Capex for 2003		**$678m**
❖ **Investments**	**$532m**	
❖ **Fixed Assets**	**$146m**	
		$M
Major Investment items:-		
SUT Sakra, SembCogen & SembGas		184
SembCorp Utilities Teesside		286
Phu My 3		15
Major Fixed Asset items:-		
Plant & Machinery		63
Capital WIP		36
Marine Vessels		15

SembCorp Industries

Cash Flow Statement

$M	FY03	FY02
Cash flow from operating activities before working capital	449	439
Changes in Working Capital	(48)	161
Income tax paid	(64)	(70)
Cash flow from Operating activities	**337**	**530**
Add: Divestments proceeds & sale of FA	203	378
Less: Acquisitions (incl. investments)	(581)	(344)
Others	73	36
Cash flow from Investing activities	**(305)**	**70**
Add: Issue of shares by SCI / subs	2	349
Less: Net drawdown / (repayment) of loan & interest	288	(844)
Others	(117)	(91)
Cash flow from Financing activities	**173**	**(586)**
Net inflow/(outflow) during the year	**205**	**14**
Cash & cash equivalents at Dec 31	**623**	**416**

Borrowings

$M	Dec 31, 2003	Dec 31, 2002	Δ %
PF loans	814	657	24
Long-term	579	811	(29)
Short-term	660	347	90
Gross	**2,053**	**1,815**	**13**
Less Cash & FD	(679)	(482)	41
Net Debt	1,374	1,333	3
Net Debt (excl. PF*)	762	772	(1)
Net Gearing Ratio			
• exclude PF*	0.32	0.36	
• include PF*	0.58	0.62	

* *PF - Non-recourse project financing*

SembCorp Industries

Financial Indicators

	FY03	FY02	%△
EPS (cts)	15.7	9.5	65
ROE (%)	17.7	13.6	30
ROTA (%)	7.3	5.4	35
EVA ($m)	88.6	(90.2)	+$178.8m

EPS grew 65% to 15.7 cents. ROE at 18%

Financial Indicators

	Dec 31, 2003	Dec 31, 2002
NTA per share (cts)	88.2	80.7
Net Gearing – excl. PF* (times)	0.3	0.4
Net Gearing – incl. PF* (times)	0.6	0.6
Interest Cover (times)	7.4	5.3

Balance sheet remains strong

** PF - Non-recourse project financing*

SembCorp Industries

OPERATIONS REVIEW

By Wong Kok Siew

Dy Chairman & CEO, SembCorp Industries

Utilities

Turnover ($M)	PATMI ($M)	ROE (%)
1,950.5 (↑ 79%)	98.3 (↑ 81%)	24.3



- ❖ Leading industrial site services provider
- ❖ Strong top and bottom-line growth, underpinned by stable earnings

<u>2004 priority</u>

- ❖ Focus on continual growth in profitability and overseas expansion

SembCorp Industries

Utilities

Key Developments

- Strategic acquisition of SembCorp Utilities Teesside makes SembUtilities one of the world's leading and largest centralised utilities provider
- Established presence in major petrochem hubs in Shanghai and Nanjing with potential to replicate Jurong Island model
- Increased shareholding in SUT Sakra, SembCogen and SembGas
- Strong turnaround of SembCogen
- Increased offshore engineering fabrication capacity with new Batam yard

Utilities

Operating Environment

- Growing trend in outsourcing of industrial site services by process industry clusters
- Growth in overseas petrochem hubs esp. China
- Further liberalisation of local energy market
- Offshore oil and gas market remains buoyant

Outlook

- Continued growth in profitability - 2004 PATMI expected to grow by more than 20% over 2003

Engineering & Construction

Turnover ($M)	PATMI ($M)	ROE (%)
817.8 (↓ 8%)	0.6	0.7



- Improved performance over 2002
- Restructured and downsized to focus on process engineering

2004 priority
- Focus on profitable execution
- Risk management and cost control
- Target selective projects

SembCorp Industries

Engineering & Construction

Key Developments

- Order book at $1.42bn (end Dec 2003)
- Book-to-bill ratio at 1.74
- Increasing focus on process engineering – now comprising 60% of orderbook

Operating Environment

- Continued weakness in construction industry - construction sector in Singapore shrank 15.2% in 2003
- Opportunities for overseas growth in selective sectors

Outlook

- Focus on profitable execution through good risk management and cost control

Environmental Engineering

Turnover ($M)	PATMI ($M)	ROE (%)
192.2 (↑ 41%)	12.5 (↑ 36%)	8.4


SembWaste

- Largest Asian environmental management services company in South Asia
- First foreign waste collection company to enter Shanghai
- Small base but consistent profit growth

<u>2004 priority</u>

- Focus on providing total integrated environmental services in China & India

Environmental Engineering

Key Developments

- Enhanced capability to offer a full range of environmental services
  - Conservancy services - Cleantech
  - ICW collection - Shanghai SembEnviro Reliance
  - Paper recycling - Tay Paper Resources
  - C&D waste recycling - SembEnviro Alex Fraser
  - Biomass waste-to-energy - Tennamaram Biomass
  - Biological treatment - Novozymes Biologicals alliance (Sembiologics)

- Order book at $348m (end Dec 2003)

Operating Environment

- Drive towards zero landfill and increased recycling participation rates in S'pore
- Privatisation of environmental state-owned enterprises in the region

Outlook

- Double-digit PATMI growth expected in 2004

SembCorp Industries

Logistics

Turnover ($M)	PATMI ($M)	ROE (%)
465.8 (↑ 8%)	90.6 (↑ 193%)	27.1



- Asia's largest integrated logistics provider with network dominance in overseas markets
- Delivering consistent double-digit growth

2004 priority

- Accelerating growth in North Asia

SembCorp Industries

Logistics

Key Developments

- Strengthened Asia-Pacific network
  - acquisition of Footwork Express completed
  - commenced operations in Korea
  - established North Asia office
  - commenced operations in Shanghai logistics centre
- A total of 210 new customers secured in 2003
- Commissioned state-of-art Changi Naval Logistics Centre
- Revamped Indian operations

Logistics

Operating Environment

- Most Asian economies forecasted to enjoy good GDP growth, especially China and India
- Uncertainties remain eg terrorism, outbreak of diseases such as SARS and Bird Flu

Outlook

- Management target of 15 – 20% growth in net profits in FY2004

Marine Engineering

Turnover ($M)	PATMI ($M)	ROE (%)
1,068 (↑ 6%)	78.5 (↓ 15%)	8.4



- Global hub strategy bearing fruit with growing contribution from China and Brazil
- Alliance partners and regular customers provide steady baseload

<u>2004 priority</u>

- Focus on growing offshore business and contribution from overseas yards

Marine Engineering

Key Developments

- Secured $220m worth of contracts to design and build four container vessels for Wan Hai Lines and a $34m pipe-lay/construction barge contract
- Alliance partnerships and regular customers continue to provide stable baseload earnings at 82%
- Growing the offshore business with PPL as a 85%-owned subsidiary
  - PPL to undertake US$110m Baker Marine Pacific Class rigbuilding contract
- Disposed of entire interests in Jurong Engineering for $10.7m and Bohai Sembawang Shipyard for $25.3m
- Orderbook at $1.1bn (end Dec 2003)

Marine Engineering

Operating Environment

- Ship repair remains competitive. Strong freight rate leading to deferred dockings
- Continued strong market fundamentals for FPSO/FSOs
- Offshore deepwater rig utilisation remains strong with esp. in W. Africa, Brazil and Asia Pacific region
- Strong demand for shipbuilding eg feeder container vessels and offshore supply vessels

Outlook

- 2004 operating profit expected to improve over 2003

Summary

- Solid performance and growth achieved in 2003
- Sustaining a strong business model and driving growth
  - stable earnings
  - earnings upside from growth businesses
- Continual focus on operational execution and financial discipline

Outlook

- The operating performance of our businesses in 2004 is expected to be better than in 2003
- Our management target for 2004 is to grow PATMI excl. EI by 12 - 16% over that of 2003
- This is assuming that there is no adverse impact from current uncertainties such as that posed by terrorism and the outbreak of diseases

FOCUS ON UTILITIES

By Tang Kin Fei
President & CEO, SembCorp Utilities

Revenue



S$'M
2,500
2,000
1,500
1,000
500
0
3-Year CAGR 85%
550
1,089
1,950
2001
2002
2003

SembCorp Industries

PATMI


S$'M
120
100
80
60
40
20
0
3-Year CAGR 89%
35
54
98
2001
2002
2003

Performance Highlights

	FY03	FY02	Δ%
Turnover ($'M)	1,950	1,089	79
PATMI ($'M)	98	54	81
ROE (%)	24.3	20.3	
EVA ($'M)	71	(14)	NM
Shareholders' Funds ($'M)	514	294	
Net Gearing – excl. PF* (times)	0.08	0.33	
Net Gearing – incl. PF* (times)	1.55	2.2	

** PF - Non-recourse project financing*

SembCorp Industries

Breakdown of Revenue

By Divisions $'M	FY03	FY02	Δ%
Energy	845	499	69
Integrated Utilities	616	237	160
Offshore Engineering	489	350	40
Corporate & Others	-	3	
TOTAL	**1,950**	**1,089**	**79**



Singapore
56.8%
Overseas
43.2%

FY2003: $1,950m



Singapore
66.6%
Overseas
33.4%

FY2002: $1,089m

SembCorp Industries

Breakdown of PATMI

By Divisions

$'M	FY03	FY02	△%
Energy	46	9	411
Integrated Utilities	44	25	76
Offshore Engineering	18	21	(14)
Corporate & Others	(10)	(1)	900
TOTAL	**98**	**54**	**81**


Singapore
71.4%
Overseas
28.6%

FY2003: $98m


Singapore
75.1%
Overseas
24.9%

FY2002: $54m

SembCorp Industries

Local vs Overseas Investments

Overseas investments will continue to grow



S$'M
2,500
2,000
1,500
1,000
500
0
Overseas 25%
Local 75%
Overseas 39%
Local 61%
2002
2003

More contribution will come from overseas businesses in the future

SembCorp Industries

Our Growing Presence


UK
• SembCorp Utilities Teesside
CHINA
• Nanjing SembCorp SUIWU
• Qianan SembCorp Cogen
• Shanghai Caojing Cogen
• Shenzhen Chiwan Sembawang Engineering
• Shenzhen Chiwan Offshore Petroleum Equipment Repair Mfg
VIETNAM
• Phu My 3 BOT Power Co.
SINGAPORE
• Propylene Purification Unit
• Sakra Island Carbon Dioxide
• SembCorp Air Products (HYCO)
• SembCorp Cogen
• SembCorp Gas
• SembCorp Power
• SMOE
• SUT Sakra
• SUT Seraya
MALAYSIA
• Sime SembCorp Engineering
INDONESIA
• PT Gema SembCorp Engineering
AUSTRALIA
• Kwinana Cogen

SembCorp Industries

SembUtilities is emerging as a global player

Offshore Engineering

GROWTH STRATEGIES

EPCI Capabilities



Fabrication
Procurement
Transportation
Installation
Engineering
Hook-up and Commissioning

SembCorp Industries

Fabrication Facilities

Singapore - Sembawang



Malaysia - Pasir Gudang & Telok Ramunia



China - Chiwan



Indonesia - Batam

